UPDATE - Prenetics Announces First Quarter 2025 Financial Results, Raises FY2025 Outlook, & Crypto Strategy Announcement Soon

•Revenue grew 336.5% to $14.4 million from prior year (excluding ACT Genomics1)

•Raises full year revenue outlook to $80 - $100 million (excluding the ACT Genomics)

•IM8 contributed $5.7 million in Q1, with $2.8 million in March alone & provides Q2 revenue projections

•IM8 has more than 55,000 customers with 4.9 million servings delivered and counting

•Details of crypto strategy and Bitcoin adoption to be announced soon as part of innovative treasury approach

CHARLOTTE, N.C., June 12, 2025 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading health sciences company, today announced unaudited financial results for the first quarter ended March 31, 2025, along with recent business updates.

First Quarter 2025 Financial Highlights
•Revenue from continuing operations of $17.3 million in the first quarter 2025, an increase of 169.9% as compared to the first quarter 2024.
•Revenue from our consumer business2, normalized to exclude ACT Genomics, of $14.4 million in the first quarter 2025, an increase of 336.5% as compared to the first quarter 2024.
•Gross profit from continuing operations of $7.3 million in the first quarter 2025, an increase of 94.1% as compared to the first quarter 2024.
•Adjusted EBITDA3 of $(6.5) million in the first quarter 2025, an increase of 59.4% as compared to the first quarter 2024.
•Adjusted EBITDA from our consumer business, normalized to exclude ACT Genomics, of $(4.8) million in the first quarter 2025, an increase of 123.7% as compared to the first quarter 2024.
•Cash and other short-term assets4 of $78.0 million and the Company remained debt-free as of March 31, 2025.

Management Commentary
Danny Yeung, Chief Executive Officer and Co-Founder, remarked: “The first quarter of 2025 marked an exceptionally strong start for Prenetics, with financial performance that significantly surpassed expectations and strategic advancements that position us for accelerated growth. We are thrilled to report robust momentum, with revenue increasing by an impressive 336.5% year-over-year to $14.4 million (excluding the ACT Genomics).

Our strategic realignment towards the global consumer healthcare market is gaining tremendous traction. This strong start to the year is reflected in our revised full year outlook for the year in which we are raising our revenue expectations from $73 - $85 million to $80 - $100 million, reflecting the accelerating momentum across our business units. Additionally, we expect IM8's second quarter revenue to reach approximately $8.5 million, representing a 50% quarter-over-quarter increase.

1 Represents the diagnostics business of the group.
2 Represents the prevention and consumer health segments of the group, which include genetic testing services, health and wellness products, and the distribution of sports nutrition products.
3 Adjusted EBITDA is a non-IFRS financial measure defined as loss for the period excluding (1) depreciation and amortization, (2) interest income, (3) other finance costs, (4) income tax credit, (5) amortization of deferred expenses, (6) equity-settled share-based payment expenses, (7) acquisition and transaction-related costs, (8) strategic realignment and discontinued products impact, (9) exchange gain or loss, net, (10) fair value loss on financial assets at fair value through profit or loss, (11) fair value loss/(gain) on warrant liabilities, (12) gain on partial disposal of an equity-accounted investee, (13) share of loss of equity-accounted investees, net of tax, and (14) loss/(profit) from discontinued operation, net of tax. These adjustments are made for items that may not be indicative of our business performance, including non-cash and/or non-recurring items.
4 Represents current assets, including cash and cash equivalents of $48.0 million, financial assets at fair value through profit or loss of $10.6 million, and trade receivables of $4.5 million, amongst other accounting line items under current assets as of March 31, 2025.

We have made significant progress in our previously announced strategic review of ACT Genomics and anticipate concluding this process shortly. An announcement regarding the strategic decision on our ownership stake in ACT Genomics will be forthcoming.

With a robust financial foundation of $78 million in cash and short-term assets, we are uniquely positioned to propel continued innovation and growth, particularly within the transformative landscape of healthcare. We are actively pioneering innovative approaches to treasury management and capital allocation, strategically embracing a crypto strategy and Bitcoin adoption. In an era where healthcare demands unprecedented efficiency, security, and global accessibility, we believe forward-thinking companies must leverage digital assets and blockchain technologies to not only optimize shareholder value but also to revolutionize patient care and medical research. Our strong cash position and accelerating business fundamentals empower us with the agility to pursue strategic crypto initiatives that will enhance our competitive positioning in health tech, foster groundbreaking advancements, and drive unparalleled long-term value creation for a healthier future," concluded Mr. Yeung.

Business Updates and Strategic Initiatives
IM8 Business Momentum:
IM8 has achieved remarkable success in just six months since launch, attracting over 55,000 customers and delivering more than 4.9 million servings of its flagship Daily Ultimate Essentials. Our industry-leading 91% subscription rate and an impressive average order value of US$109 highlight strong customer loyalty and robust growth. With shipping now extended to 31 countries worldwide, IM8 is rapidly expanding its global footprint and demonstrating significant market potential.

Strategic Crypto Advisory Initiatives:
Leveraging our strong cash position and robust business fundamentals, management is actively advancing our innovative treasury management approach by evaluating strategic crypto initiatives and Bitcoin adoption. We are in active discussions with leading crypto industry veterans and thought leaders to provide expert guidance on digital asset opportunities, which will significantly enhance our crypto strategy decision-making capabilities and strengthen our market positioning in the evolving digital asset space. This forward-thinking approach to corporate finance aims to optimize capital allocation and drive long-term shareholder value creation.

Outlook
The Company is increasing full-year 2025 revenue guidance to $80 to $100 million from the previously projected $73 to 85 million.

As IM8 continues to demonstrate exceptional growth, and with Q1 2025 revenue of $5.7 million, we expect IM8's second quarter revenue to reach approximately $8.5 million, representing growth of 50% quarter-over-quarter.

About Prenetics
Prenetics (NASDAQ:PRE), a leading health sciences company, is dedicated to advancing consumer and clinical health. Our consumer initiative is led by IM8, a health and wellness brand and Europa, one of the largest sports distribution companies in the USA. Each of Prenetics’ units synergistically enhances our global impact on health, embodying our commitment to ‘enhancing life through science’. To learn more about Prenetics, please visit prenetics.com.

About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit IM8health.com.

Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
Prenetics Global Limited
angela.hm.cheung@prenetics.com

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; the results of case control studies and/or clinical trials; and its ability to identify and execute on M&A opportunities, especially in precision oncology. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Basis of Presentation
Non-IFRS Financial Measure has been provided in the financial statements tables included at the end of this press release. An explanation of this measure is also included below under the heading “Non-IFRS Financial Measure”.

Unaudited Non-IFRS Financial Measures
To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing non-IFRS measure, adjusted EBITDA, total revenue from continuing operations, normalized to exclude ACT Genomics and total adjusted EBITDA, normalized to exclude ACT Genomics. This non-IFRS financial measure is not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes this non-IFRS financial measure is useful to investors in evaluating the Company’s ongoing operating results and trends.

Management derived the adjusted EBITDA (non-IFRS financial measure) from loss for the period by excluding (1) depreciation and amortization, (2) interest income, (3) other finance costs, (4) income tax credit, (5) amortization of deferred expenses, (6) equity-settled share-based payment expenses, (7) acquisition and transaction-related costs, (8) strategic realignment and discontinued products impact, (9) exchange gain or loss, net, (10) fair value loss on financial assets at fair value through profit or loss, (11) fair value loss/(gain) on warrant liabilities, (12) gain on partial disposal of an equity-accounted investee, (13) share of loss of equity-accounted investees, net of tax, and and (14) loss/(profit) from discontinued operation, net of tax — items that may not be indicative of our business, results of operations, or outlook, including but not limited to non-cash and/ or non-recurring items. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company’s public disclosures.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables captioned “Reconciliation of loss for the period under IFRS and adjusted EBITDA (Non-IFRS)”, “Total Revenue from continuing operations, Normalized to exclude ACT Genomics” and “Total adjusted EBITDA, Normalized to exclude ACT Genomics” set forth at the end of this document.

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of financial position
(All amounts in thousands of U.S. dollars (“$”))

	March 31,	December 31,
	2025	2024
Assets
Property, plant and equipment	$7,073	$7,811
Intangible assets	11,333	11,574
Goodwill	37,364	37,364
Interests in equity-accounted investees	67,884	68,223
Financial assets at fair value through profit or loss - non-current	1,103	1,103
Other non-current assets	1,234	1,352
Non-current assets	125,991	127,427
Deferred expenses - current	1,492	3,549
Inventories	6,610	6,566
Trade receivables	4,462	5,242
Deposits, prepayments and other receivables	6,929	7,975
Amount due from a related company	3	3
Financial assets at fair value through profit or loss - current	10,562	10,562
Cash and cash equivalents	47,966	52,251
Current assets	78,024	86,148
Total assets	$204,015	$213,575
Liabilities
Deferred tax liabilities	$2,097	$2,165
Warrant liabilities	237	175
Lease liabilities - non-current	2,546	3,014
Other non-current liabilities	323	324
Non-current liabilities	5,203	5,678
Trade payables	4,137	3,668
Accrued expenses and other current liabilities	10,231	9,312
Contract liabilities	6,191	6,491
Lease liabilities - current	2,604	2,758
Liabilities for puttable financial instrument[5]	14,520	14,309
Tax payable	13	13
Current liabilities	37,696	36,551
Total liabilities	42,899	42,229
Equity
Share capital	20	19
Reserves	160,862	170,370
Total equity attributable to equity shareholders of the Company	160,882	170,389
Non-controlling interests	234	957
Total equity	161,116	171,346
Total equity and liabilities	$204,015	$213,575

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of profit or loss and other comprehensive income
(All amounts in thousands of U.S. dollars (“$”) unless otherwise indicated)

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2024	2024
Continuing operations
Revenue	$17,312	$10,488	$6,413
Direct costs[6]	(9,970)	(6,586)	(2,631)
Gross profit	7,342	3,902	3,782
Other income and other net gain	312	1,293	748
Selling and distribution expenses[6]	(4,789)	(2,406)	(1,898)
Research and development expenses[6]	(2,416)	(2,579)	(2,731)
Administrative and other operating expenses[6]	(11,081)	(16,780)	(9,061)
Operating loss from continuing operations	(10,632)	(16,570)	(9,160)
Fair value loss on financial assets at fair value through profit or loss	—	(8,728)	—
Fair value (loss)/gain on warrant liabilities	(63)	31	81
Gain on partial disposal of an equity-accounted investee	—	1,244	—
Share of loss of equity-accounted investees, net of tax	(309)	(869)	(216)
Other finance costs	(69)	(78)	(16)
Loss before taxation	(11,073)	(24,970)	(9,311)
Income tax credit	64	7,424	286
Loss from continuing operations	(11,009)	(17,546)	(9,025)
Discontinued operation
(Loss)/profit from discontinued operation, net of tax[7]	(7)	3	(27)
Loss for the period	(11,016)	(17,543)	(9,052)
Other comprehensive income/(expense)
Items that will not be reclassified subsequently to profit or loss:
Share of other comprehensive income of equity-accounted investees	(36)	303	—
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations	103	(726)	(430)
Other comprehensive income/(expense) for the period	67	(423)	(430)
Total comprehensive expense for the period	$(10,949)	$(17,966)	$(9,482)
Loss attributable to:
Equity shareholders of Prenetics	$(10,390)	$(16,343)	$(8,568)
Non-controlling interests	(626)	(1,200)	(484)
	$(11,016)	$(17,543)	$(9,052)
Total comprehensive expense attributable to:
Equity shareholders of Prenetics	$(10,243)	$(16,607)	$(9,001)
Non-controlling interests	(706)	(1,359)	(481)
	$(10,949)	$(17,966)	$(9,482)
Loss per share:
Basic	$(0.80)	$(1.31)	(0.70)
Diluted	(0.80)	(1.31)	(0.70)
Loss per share - Continuing operations:
Basic	(0.80)	(1.31)	(0.70)
Diluted	(0.80)	(1.31)	(0.70)
Weighted average number of common shares:
Basic	13,002,975	12,494,648	12,215,904
Diluted	13,002,975	12,494,648	12,215,904

PRENETICS GLOBAL LIMITED
Unaudited Non-IFRS Financial Measures
(All amounts in thousands of U.S. dollars (“$”))

Reconciliation of loss for the period under IFRS and adjusted EBITDA (Non-IFRS)

	Three Months Ended
	March 31,		December 31,	March 31,
	2025		2024	2024
Loss for the period under IFRS	$(11,016)		$(17,543)	$(9,052)
Depreciation and amortization	1,126		1,394	1,720
Interest income	(440)		(550)	(607)
Other finance costs	69		78	16
Income tax credit	(64)		(7,424)	(286)
EBITDA under IFRS	(10,325)		(24,045)	(8,209)
Amortization of deferred expenses	2,088		2,099	2,088
Equity-settled share-based payment expenses	1,101		2,984	1,937
Acquisition and transaction-related costs	—		1,781	—
Strategic realignment and discontinued products impact	10		10	8
Exchange gain or loss, net	202		(562)	(92)
Fair value loss on financial assets at fair value through profit or loss	—		8,728	—
Fair value loss/(gain) on warrant liabilities	63		(31)	(81)
Gain on partial disposal of an equity-accounted investee	—		(1,244)	—
Share of loss of equity-accounted investees, net of tax	309		869	216
Loss/(profit) from discontinued operation, net of tax	7		(3)	27
Adjusted EBITDA (Non-IFRS)	$(6,545)	$—	$(9,414)	$(4,106)

Total Revenue from continuing operations, Normalized to exclude ACT Genomics

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2024	2024
Revenue from continuing operations under IFRS	$17,312	$10,488	$6,413
Impact from ACT Genomics	(2,901)	(3,925)	(3,112)
Revenue normalized to exclude ACT Genomics (non-GAAP)	$14,411	$6,563	$3,301

Total adjusted EBITDA, Normalized to exclude ACT Genomics

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2024	2024
Adjusted EBITDA (non-IFRS)	$(6,545)	$(9,414)	$(4,106)
Impact from adjusted EBITDA loss from ACT Genomics	1,782	1,966	1,977
Adjusted EBITDA normalized to exclude ACT Genomics (non-GAAP)	$(4,763)	$(7,448)	$(2,129)

—————————————————————————

5 In connection with the acquisition of ACT Genomics, the remaining shareholders of ACT Genomics were granted put options which allow these remaining shareholders to put their remaining shares to Prenetics under certain conditions. The liabilities arising from such put option are recorded as liabilities for puttable financial instrument, and are valued at the present value of the exercise price of the put option.

6 Includes employee equity-settled share-based payment expenses from continuing operations as follows:

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2024	2024
Direct costs	$—	$39	$1
Selling and distribution expenses	1	153	1
Research and development expenses	467	511	758
Administrative and other operating expenses	390	2,049	1,156
Total employee equity-settled share-based payment expenses	$858	$2,752	$1,916

7 We ceased our COVID-19 testing business entirely in 2023 Q2, and other DNA testing operations in the EMEA regions in 2023 Q4. As a result, COVID-19 testing business and the operations in the EMEA regions are reported as a discontinued operation under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In accordance with IFRS 5, the results of the discontinued operation have been presented separately from the continuing operations in the consolidated statements of profit or loss and other comprehensive income.